Exhibit 12.1

Calculation of Ratio of Earnings to Total Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown.

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2017	2017	2016		2015		2014
(Dollars in thousands)
Income (loss) before income taxes	$2,505	$3,865	$33,950		$33,911		$5,003
Equity in (income)/loss of unconsolidated joint ventures	(201)	(507)	(7,691)		(13,767)		(8,443)
	2,304	3,358	26,259		20,144		(3,440)
Add/(deduct):
+ Fixed charges	6,495	8,624	7,849		5,011		2,091
+ Amortization of previously capitalized interest	1,720	3,271	5,331		2,596		532
+ Distributed income from unconsolidated joint ventures	—	1,588	3,742		18,477		6,040
Less: capitalized interest	(6,401)	(8,437)	(7,484)		(4,722)		(1,857)
Earnings available for fixed charges	$4,118	$8,404	$35,697		$41,506		$3,366

Fixed charges:
Interest incurred	$6,401	$8,437	$7,484		$4,722		$1,857
Rental expense interest factor	$94	$187	$365		$289		$234
Total fixed charges	$6,495	$8,624	$7,849		$5,011		$2,091

Ratio of earnings to fixed charges (a)	—	—	4.55	x	8.28	x	1.61	x
Excess of fixed charges to earnings	$2,377	$220	—		—		—

(a) There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.